Exhibit 12.1
Platinum Underwriters Holdings, Ltd.
Ratio of Earnings to Fixed Charges

				Period from
	Nine Months			April 19,
	Ended	Year Ended	Year Ended	2002 to
	September 30,	December 31,	December 31,	December 31,
	2005	2004	2003	2002

	($ In thousands)
Earnings
Earnings before income taxes	$(42,942)	115,133	193,698	$11,093
Add fixed charges	13,186	9,268	9,492	1,444

Total	(29,756)	124,401	203,190	12,537

Fixed charges:
Interest Expense	12,017	7,426	7,563	1,261
Amortized expenses related to indebtedness	1,169	1,842	1,929	183

Total fixed charges	$13,186	9,268	9,492	$1,444

Ratio of earnings to fixed charges	*	13.4	21.4	8.7

*	Earnings were insufficient to cover fixed charges by $42,942,000 for the nine month period ended September 30, 2005.